SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                               Commission File Number: 001-03753

(Check One):

[  ] Form 10-K and Form 10-KSB  [  ] Form 11-K

[  ] Form 20-F   [X] Form 10-Q and Form 10-QSB   [  ] Form N-SAR

For Period Ended:  September 30, 2000

         [  ] Transition Report on Form 10-K
         [  ] Transition Report on Form 20-F
         [  ] Transition Report on Form 11-K
         [  ] Transition Report on Form 10-Q
         [  ] Transition Report on Form N-SAR

         For the Transition Period Ended: ______________________

  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Not applicable

                                     Part I
                             Registrant Information

    Full name of registrant:  United Park City Mines Company

    Former Name if Applicable:  Not applicable

    Address of principal executive office (Street and number): P.O. Box 1450

    City, state and zip code:  Park City, Utah  84060



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                                     PART II
                             RULES 12b-25(b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

    [X]   (a)  The reasons  described in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    [X]  (b)   The subject  annual  report,  semi-annual  report,  transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    Part III
                               Narrative Response

         State below in reasonable detail the reasons why Form 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed period.

         United Park City Mines Company, due to the need to more reasonably determine the status of the Company's development business with a third party, could not file the 10-QSB on November 14, 2000. The determination will impact both the Consolidated Balance Sheet and Consolidated Statement of Operations.

                                     Part IV
                                Other Information

         (1) Name and telephone number of person to contact in regard to this notification

               Michael Salmond                           (435) 649-8011
                   (Name)                       (Area Code)  (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [X] Yes [ ] No


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         (3) Is it  anticipated  that  any  significant  change  in  results  of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [ ] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The most significant change relates to the discontinued operation of the Silver Mine Adventure during the third quarter of 1999. The Company reported losses from discontinued operation of $5,924,736 and $6,276,297, for the three month period and nine month period ending September 30, 1999. The Company has no discontinued items in 2000.

         The major change associated with year 2000 continued operations when compared with 1999 is real estate sales. During the quarter ended September 30, 2000 Blue Ledge sold three lots for a profit of $1,232,424 or 69% of gross sale price. During the same period in 1999 three lots were sold for a gross profit of $633,753 or 65% of gross sales price. Blue ledge nine month total lot sales amounted to six lots for the year 2000 with a profit of $1,962,730 or 67% of the gross sales price and three lots for the year 1999 with a profit of $569,220 or 58% of the gross sales price.

         The Consolidated Statement of Operations for September 30, 2000 could not be estimated because the Company is unable to reasonably determine the probability or appropriate need to recognize approximately $95,000 as an expense as of the filing date, November 14, 2000.

                         United Park City Mines Company
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated November 15, 2000          By  /s/ Michael Salmond
                                     -------------------
                                      Michael Salmond, Chief Financial Officer